 1-A/A LIVE 0001643584 XXXXXXXX 024-10461 Weed Real Estate, Inc. NV 2015 0001643584 6512 47-4128000 0 1 340 W. 42ND STREET, FL 2, P.O. BOX 2455 NEW YORK NY 10036 631-991-5461 Thomas DeNunzio Other 0.00 0.00 0.00 0.00 0.00 3365.00 0.00 3365.00 3365.00 0.00 0.00 0.00 0.00 -25439.00 0.00 62019231.00 Scrudato & Co., PA common stock 64500000 000000000 none preferred stock 2000000 000000000 none none 0 000000000 0 true true Tier2 Audited Equity (common or preferred stock) Y N N Y N Y 62500000 64500000 2.00 1250000.00 375000.00 0.00 0.00 1625000.00 AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 Weed Real Estate, Inc. common stock 62500000 62500000 .0001 par value 0 Section 4 (2) of the Act.